June 10, 2025

Ian Jacobs
Chief Executive Officer
Orielle Acquisition Corp.
55 NE 5th Ave., Suite 401
Boca Raton, Florida

       Re: Orielle Acquisition Corp.
           Registration Statement on Form 10-12G
           Filed May 14, 2025
           File No. 000-56749
Dear Ian Jacobs:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12G
Item 1. Business, page 1

1. Please add disclosure, where appropriate, highlighting the consequences of your shell company status. For example, discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.
2. Please expand your Rule 419 disclosures to discuss whether a requirement to comply with Rule 419 could deter a target company from entering into a business transaction with your company.
3. We note disclosure in the third paragraph at page 3 that your management is currently involved with three other blank check companies. Please reconcile with your disclosure at pages 11-12 which appear to indicate that your management is currently involved with two companies, Surfside Acquisition Inc. and Aspen-1 Acquisition Inc.
       Please revise to clarify, as appropriate.
 June 10, 2025
Page 2

4. Please revise the second-to-last paragraph on page 3 to disclose the amount of time that your management devotes to your business on a weekly basis.
General

5. You disclose that you are a "blank check" company. Please provide disclosure regarding your status as a "blank check" company under paragraph (a)(2) of Rule 419, and in an appropriate place in your filing provide details regarding compliance with
       Rule 419 in connection with any offering of your securities.
6. Please note that your registration statement becomes effective automatically 60 days after its initial filing, and you will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and
       8-K even if comments remain open on the Form 10. If you do not wish to become subject to these reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yong Kim at 202-551-3323 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact
Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Barrett DiPaolo, Esq.